Direct Number: (404) 581-8573
mlhanson@jonesday.com

September 27, 2010

VIA EDGAR
Peggy Kim, Esq.
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	BlueLinx Holdings Inc. Schedule 14D-9 Filed August 13, 2010 File No. 005-80230
Dear Ms. Kim,
     On behalf of BlueLinx Holdings Inc. (the “Company” or “BlueLinx”), please find below responses to the comments issued by the staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 17, 2010 (the “Comment Letter”) concerning the above-referenced Schedule 14D-9. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response.
Schedule 14D-9
General
1.	We note that the Offerors own 55% of the total number of shares outstanding and currently have five board seats. In addition, we note it appears that the five affiliated directors will continue to hold their positions on the board after the Offer. Please advise us as to why you believe that the issuer should not be included as a filing person on the Schedule 13E-3. Please see the discussion of factors to consider in Interpretive Responses 201.01 and 201.05 in the Going Private Transaction, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division’s Compliance and Disclosure Interpretations. In addition, please address whether management will receive any change in control payments or accelerated vesting of securities in connection with the going private transaction.

Peggy Kim, Esq.
September 27, 2010

     RESPONSE:
     We are familiar with, and have reviewed, the referenced materials. We note Question 101.03 of the Staff’s Compliance and Disclosure Interpretations regarding Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (“Going Private Interpretations”). The response to that question sets forth the Staff’s view that in instances where an affiliation between the offeror in a tender offer and the target company is sufficient to trigger Rule 13e-3, a favorable recommendation regarding the tender offer by the target company would be sufficient to give rise to the target company being engaged in the going-private transaction. In light of the fact that the special committee of the Company’s board of directors that was formed to consider the tender offer (the “Special Committee”), as disclosed in the Schedule 14D-9, filed on August 13, 2010, did not provide a favorable recommendation that BlueLinx’s stockholders accept the tender offer and tender their shares, as of the date that Schedule 14D-9 was filed, BlueLinx was not, pursuant to and consistent with the Staff’s view described above, engaged in a going private transaction and therefore not deemed to be a filing person or obligated to provide the disclosure required by Rule 13e-3. However, since the filing of the Schedule 14D-9 on August 13, 2010, the Special Committee, following negotiations it has had with CAI, has determined to recommend that BlueLinx stockholders accept the tender offer and tender their shares based upon the terms and conditions of the offer as announced by the Offerors on September 22, 2010. Accordingly, in light of the Special Committee’s recommendation, concurrently herewith the Company is filing Amendment No.1 to its Schedule 14D-9 to reflect the Special Committee’s current position and is filing a Schedule 13e-3 to reflect the Company’s participation in the going private transaction.
     With respect to the comment regarding whether management will receive any change of control payments or accelerated vesting of securities in connection with the going private transaction we have revised our disclosure under the headings “Past Contacts, Transactions, Negotiations and Agreements—Director and Officer Stock Options” and “Past Contacts, Transactions, Negotiations and Agreements—Director and Officer Restricted Shares” on pages 3 and 4 of our Amended and Restated 14D-9 to address the Staff’s comment.

Peggy Kim, Esq.
September 27, 2010

Background of the Offer, page 5
2.	We note that you begin the discussion with the Cerberus letter dated July 21, 2010. Please revise to describe any contacts with the Offerors during the past two years regarding any significant corporate events, or advise us.
     RESPONSE:
     Contacts with the Offerors from 2008-2010.
     Disclosure has been added, as the second paragraph under “Item 4. The Solicitation or Recommendation—Background of the Offer,” that describes the contact between the Company and the Offerors during the past two years regarding any significant corporate events involving those parties.
* * * * *
     The Company has instructed us to acknowledge, for and on behalf of the Company, that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (404) 581-8573 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.

Peggy Kim, Esq.
September 27, 2010

Very truly yours,

/s/  Mark L. Hanson
Mark L. Hanson

cc:	Mr. Richard Marchese, Chairman of the Special Committee Sara E. Epstein, Esq. Kevin Williams, Esq.